UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 30 April 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

APPOINTMENT OF COMPANY SECRETARY

Shareholders are referred to the announcement released on SENS on 1 July 2019, wherein shareholders were advised that Ms Taryn Harmse, Executive Vice President: Group Head of Legal and Compliance had been appointed as Gold Fields Limited's interim company secretary until such time as a permanent appointment was made.

The Company entered into an employment contract with Ms Anre' Weststrate effective 16 April 2020, appointing Ms Weststrate as the new Company Secretary however due to the outbreak of the Covid- 19 virus and the subsequent lockdown imposed by the South African Government on 26 March 2020 she has been unable to assume her role as Company Secretary. Shareholders are informed that Ms Weststrate will officially assume her role on 1 June 2020.

Ms Harmse will continue to act as the Interim Company Secretary until 31 May 2020.

30 April 2020
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 30 April 2020

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland

Title: Chief Executive Officer